Severn Bancorp, Inc.

October 28, 2008

Via Edgar and Facsimile (202-772-9210)

Amit Pande, Accounting Branch Chief
Ben Phippen, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:       Severn Bancorp, Inc. (the “Company”)
Your letter dated October 20, 2008 regarding
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-49731

Dear Mr. Pande and Mr. Phippen:

Enclosed is our response to your letter dated October 20, 2008 regarding the Company's Form 10-K for the year ended December 31, 2007, and the Company’s Form 10-Q’s for the quarterly periods ended March 31 and June 30, 2008 (the "Filings").

Each point of your letter is addressed individually below.

Form 10-Q for the quarterly period ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 14.

1.           We note your response to bullet four of comment one from our letter dated August 28, 2008 that the Company had $43.5 million of impaired loans of which $12.5 required a specific reserve.  Please reconcile this disclosure to that in your June 30, 2008 Form 10-Q, which states that you had $42.4 million of impaired loans of which $11.4 million required a specific reserve.

200 Westgate Circle, Suite 200    ●  Annapolis, Maryland  21401     ●   410.841.2000     ●  www.severnbank.com

Response:

Impaired loans reported in our June 30, 2008 Form 10-Q were $42.4 million of which $11.4 million required a specific reserve.  Both of those amounts are net of a $1.1 million specific reserve.  In our response letter dated August 28, 2008, we reported that we had impaired loans of $12,532,000 that required a specific reserve, and $30,977,000 of impaired loans that had sufficient collateral to not require a specific reserve.  The total impaired loans that required a specific reserve does not reflect the $1.1 million of specific reserve required to reduce the total to the estimated fair market value of the underlying collateral.

2.           As a related matter, we note that your response to bullet four of comment one from our letter dated August 28, 2008 did not address the specific facts and circumstances that changed to support the timing of reserves and the overall decrease in the specific reserve for these impaired loans as a whole.  We are therefore re-issuing this comment asking that you provide us with a detailed explanation in this regard and that you include similar disclosure in all future filings beginning with your September 30, 2008 Form 10-Q.

Response:

As of December 31, 2007, there were 29 impaired loans that totaled $17,960,000, with a related specific reserve of $1,228,000.  During the six month period ended June 30, 2008, 10 of the loans were foreclosed on, 5 of the loans were paid off, 7 of the loans had their specific reserve changed to reflect management’s current analysis, and 7 of the loans had no specific reserve also based on management’s current analysis.  As a result of this activity, the specific reserve at June 30, 2008 on the remaining 14 loans that were deemed impaired at December 31, 2007 was $183,000.

In addition, management added 50 additional loans to its impaired list as of June 30, 2008.  Based on management’s assessment, it was determined that of those loans, 22 required a specific reserve totaling $963,000 to reduce their carrying value down to the current fair market value of the underlying collateral.  Based on management’s best estimates and current appraisals of the underlying collateral, the remaining 28 of the additional loans added were deemed to have sufficient collateral value to not require a specific reserve as of June 30, 2008.

3.           We note your response to bullet six of comment one from our letter dated August 28, 2008 that management evaluates the remaining loans in the portfolio and assesses the adequacy of the allowance for loan losses as it relates to the inherent risk in the remainder of the loan portfolio at the balance sheet date, taking into consideration: (1) levels and trends in delinquencies, non-accrual loans and impaired loans; (2) levels of and trends in charge-offs and recoveries; (3) trends in volume and terms of loans; and (4) national and local economic trends and conditions.  Considering the deterioration in asset quality (e.g., increase in delinquencies, non-accrual loans, impaired loans and net charge-offs) and in national and local economic trends and conditions, as disclosed in your response (e.g., declining real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other events), we remain unclear on how these observed changes impacted your allowance for credit losses and management’s actions in this regard.  Please explain in sufficient detail, and disclose in future filings beginning with your September 30, 2008 Form 10-Q, how you determined that your provisions and change in allowance were directionally consistent with these factors.

Response:

Net loans totaled $891,913,000 at December 31, 2007.  Included in that amount was $17,960,000 of loans that were accounted for under SFAS 114 and were individually assessed for impairment based on the fair market value of the loan.  The remaining net loans of $878,953,000 were assessed a general reserve of $9,553,000.  Net loans totaled $878,783,000 at June 30, 2008.  Included in that amount was $42,363,000 of loans that were accounted for under SFAS 114 and were individually assessed for impairment based on the fair market value of the loan.  The remaining net loans of $836,420,000 were assessed a general reserve of $8,521,000.

Management based the general reserve on several factors including:

•	Levels of and trends in delinquencies, non-accrual loans and impaired loans;
•	Levels of and trends in charge-offs and recoveries;
•	Trends in volume and terms of loans; and
•	National and local economic trends and conditions.

In its evaluation of the above factors relating to the individual loan portfolios not determined to be impaired, management estimated the general reserve to be $9,553,000 and $8,521,000 at December 31, 2007 and June 30, 2008, respectively.
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If you have any questions, please call me at 410.260.2025.

Sincerely,

Thomas G. Bevivino
Thomas G. Bevivino
Executive Vice President and Chief Financial Officer